

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Zhiwei Xu
Chief Executive Officer
Jowell Global Ltd.
2nd Floor, No. 285 Jiangpu Road
Yangpu District, Shanghai, China 200082

> **Re: Jowell Global Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 4, 2022**
> **File No. 333-264109**

Dear Mr. Xu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed April 4, 2022

Cover Page

1. We note your disclosure that the "VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the business of the operating companies in China might be prohibited or restricted for foreign investment now or in the future." Please revise here and elsewhere, as appropriate, to clarify that Chinese law prohibits direct foreign investment in your operating companies.

2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

3.   You state that no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors other than U.S. investors. However, we note your disclosure that "[t]he cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE." We also note your disclosure on page 9 that "[y]our WFOE receives payments from VIE, pursuant to the VIE Agreements" and that "VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019." Please amend your disclosure here and in the summary risk factors and risk factors sections to clarify whether any transfers, dividends, or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

4.   Where you reference the HFCAA, please also reference the Accelerating HFCAA; in addition, please provide a cross-reference to the risk factor that describes the HFCAA and Accelerating HFCAA in more detail. Revise the third paragraph to provide a cross-reference to the risk factors that discuss the risks facing the company and the offering as a result of your corporate structure. Revise the fourth paragraph to provide a cross-reference to the risk factors that discuss the risks identified in this paragraph. If the referenced risk factors are contained in a document that is incorporated by reference, please identify where investors may find them.

5.   Provide additional detail about the manners in which cash may be transferred throughout your organization, including the terms under which payments for intercompany services or borrowing may be made and by whom, as well as the terms under which dividends and other equity distributions may be made and by whom. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, and the source of such limitations. Summarize the cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors and disclose the source of such policies (*e.g.,* whether they are contractual in nature, pursuant to regulations, etc.). Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. On the cover page, provide cross-references to each of these discussions in the summary risk factors and risk factors sections. Make conforming changes, as necessary, in the prospectus summary.

Prospectus Summary
Overview, page 1

6.   We note your disclosure that you use a structuring that involves a VIE based in China and

what that entails. We also note your disclosure that you own 100% equity interest in of a WFOE, Jowell Shanghai, which entered into a series of agreements with the VIE through which you effectively control and derive all of the economic interest and benefits from the VIE. Please revise the diagram of the company's corporate structure to identify the groups of persons that own the equity in Jowell Global Ltd. Provide additional detail regarding each contract and arrangement through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe any other relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

7. We note your disclosure in the second paragraph that "[t]he WFOE entered into a series of agreements with Shanghai Juhao Information Technology Co., Ltd. ("Shanghai Juhao" or "VIE") and Shanghai Juhao's shareholders, through which [you] effectively control and derive all of the economic interest and benefits from Shanghai Juhao." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP, as disclosed later in the seventh paragraph of your Summary Overview.

8. We note on page 3 that you provide in tabular form condensed consolidating statements that disaggregates the operations and depicts the financial position, including income and cash flows as of December 31, 2020 and 2019. Please revise to present major line items for intercompany receivables and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

9. Please provide a summary of risk factors, disclosing the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese

government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10. Please disclose that some of the challenges the company may face in enforcing the VIE structure and VIE Agreements are due to jurisdictional limits.

11. We note your disclosure that you are not subject to regulations by the entities identified in the first paragraph on page 2 because the "VIE operates an e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China and our products and services do not pose national security risks." Please confirm, if true, that this is the basis for all of counsel's determinations that you are not subject to such regulations; if that is not the case, please expand your disclosure to discuss the basis for such conclusions.

12. Please revise the last paragraph on page 2 and the fifth paragraph on page 18 to discuss the inspection time frames under the HFCAA and Accelerating HFCAA, as well as how they will affect your company (including in the context of the timing of your last audit inspection over three years ago). Further revise these sections to clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Risk Factors
Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations..., page 15

13. We note your disclosure on page 16 of the impact to your operations given the "possibility that the PRC government will institute a licensing regime or pre-approval requirement covering [y]our industry at some point in the future." Please expand to include the possibilities that future changes in PRC law also could impact your offering or ability to conduct offerings.

Enforceability of Civil Liabilities, page 31

14. We note your disclosure that most of your directors and officers are residents of and have a substantial portion of their assets in jurisdictions other than the United States and that as a result, it may be difficult for investors to effect service of process within the United States upon you or your directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Please revise to identify the relevant individuals, and include a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such

individuals.

<u>Exhibits</u>

15. Please provide a consent of counsel, Jiangsu Yiyou Tianyuan Law Firm, to be named in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.